VF 12-4-03

SECU 03052822 MMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46144

RECEIVED NOV 28 2003 SEC MAIL PROCESSING WASH. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share King, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark — (415) 283-3410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

0812-9

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Clark, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Share King, LLC, as of September 30, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title

Sworn and subscribed to me on the 3rd day of November 2003



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).


SEC MAIL
RECEIVED
NOV 2 8 2003
WASH. D.C.
187
SECTION

Share King, LLC

Statement of Financial Condition

September 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Share King, LLC

We have audited the accompanying statement of financial condition of Share King, LLC as of September 30, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Share King, LLC as of September 30, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
October 31, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Share King, LLC
Statement of Financial Condition
September 30, 2003

Assets	
Receivable from clearing broker	$ 422,074
Securities owned	403,300
Other assets	29,182
Total assets	$ 854,556
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 269,995
Office space lease obligation	584,561
Total liabilities	854,556
Members' equity	-
Total liabilities and members' equity	$ 854,556

See accompanying notes.

Note 1 Nature of Operations

Nature of Operations—Share King, LLC (formerly Mr. Stock, Inc.) (the "Company"), a California limited liability company, is a majority owned subsidiary of Group One Trading Group, L.P. (the "Parent"), a broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers. The Company provides execution services for the Parent. Management intends to cease the operations of the Company upon registration of an affiliate as a broker-dealer.

Discontinued Operations—On June 21, 2002, the Company signed an agreement to sell its retail brokerage business (the "Agreement"). The Agreement provides, among other things, that the Company will not compete in the retail brokerage business for a period of five years. On August 26, 2002, the Company transferred its customer assets, equipment and proprietary software as required by the Agreement. The Company received $500,000 in cash on September 4, 2002; however, the Company did not receive subsequent monthly payments with a total value of $2,250,000, nor did the buyer take assignment of the Company's commitment under the office space operating lease (the "Lease") expiring July 31, 2010, as required by the Agreement. Accordingly, the Company filed an arbitration claim against the buyer for its failure to perform according to the Agreement, and the landlord terminated the Lease, making the remaining commitments of approximately $4,000,000 due and payable.

On August 20, 2003, the Company entered into a settlement and general release agreement (the "Settlement Agreement") with the buyer. Pursuant to the Settlement Agreement, the Company received $400,000 in cash on August 26, 2003 and is to receive nine monthly payments of $155,555 of a combination of the buyer's common stock and cash, commencing no later than December 9, 2003. The Company recorded a receivable from the buyer of $1,400,000 for these monthly payments. At September 30, 2003, this receivable has been fully reserved as collectibility is not assured. This significant estimate could change by a material amount in the near term.

Also in connection with the Settlement Agreement, the buyer informed the Company that it entered into a buyout agreement with the lessor regarding the Lease with a payment of $500,000, issuance of a note payable for $611,000, and issuance of 120,000 shares of the buyer's stock with a then market value of approximately $500,000. Further, the buyer agreed to indemnify and hold the Company harmless from any liabilities under the Lease. The buyer has also informed the Company that the landlord has agreed to release the Company's letter of credit that collateralizes the Lease in increments of $50,000 as the note payable amount falls below the amount of the letter of credit.

As of October 31, 2003, the office space is unoccupied and the lessor has not released the Company from the obligation and, accordingly, the Company remains secondarily liable to the lessor. In the event the buyer defaults on any payment on the note and the landlord seeks recovery from the Company, management would liquidate the Company.

Because of the uncertainty of the buyer's ability to fulfill these obligations, the Company has recorded an estimated liability of $584,561 as of September 30, 2003. This liability reflects the discounted remaining lease obligation, limited to the extent of the Company's equity. This significant estimate could change by a material amount in the near term.

Note 1 Nature of Operations, *Continued*

The Company incurred a loss for the year ended September 30, 2003, and has no equity as of September 30, 2003. The Company's ability to meet its obligations and capital requirements in the normal course of business is dependent upon its ability to sustain profitable operations. Management believes that operations in fiscal 2004, absent net expenses related to the sale of the discontinued retail brokerage business, will be profitable. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Transactions fees are reflected net of market gains and losses and related expenses and are recorded on a trade-date basis as securities transactions occur.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are responsible for the federal income tax effect of their respective shares of the Company's taxable income or loss.

Note 3 Securities Owned

Securities owned at September 30, 2003 consist of:

Certificate of deposit	$ 400,000
Other	3,300
Total	$ 403,300

The certificate of deposit collateralizes a bank letter of credit issued in connection with the Lease (see Note 1, Discontinued Operations).

Note 4 Commitments and Contingencies

During the year, the Company bought out a portion of an operating lease due to expire on May 31, 2004 and transferred the remaining space and lease obligation to the Parent.

In the normal course of business, the Company is subject to various litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of the Company's management, the resolution of these matters will not result in a material adverse effect on the Company's financial position or operations.

Note 5 Related-Party Transactions

The Company earns transaction fees by providing execution services to the Parent.

Under an administrative agreement, the Parent provides certain administrative services to the Company and charges a monthly management fee.

Accounts payable and accrued expenses at September 30, 2003 include approximately $2,000 due to the Parent.

Note 6 Concentration of Credit Risk

All trades of the Company are cleared by the clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2003, the Company had net capital and net capital requirements of approximately $157,000 and $100,000, respectively. Net capital does not include the deduction for the estimated liability for the office space lease obligation of $584,561 (see Note 1, Discontinued Operations). The net capital rule may effectively restrict the withdrawal of members' equity.